The Flex-funds
6125 Memorial Drive
Dublin, OH 43017
614-766-7000

December 3, 2009

Ms. Sheila Stout
United States Securities & Exchange Commission
Division of Investment Management
450 5th Street, NW
Washington, DC 20549

Dear Ms. Stout:

In connection with your recent review of The Flex-funds’ (the “Funds”) annual report and Form N-CSR for the fiscal year ended December 31, 2008, the following letter is in response to your findings and conclusions that were discussed telephonically on November 5, 2009.

Form N-PX authorized by the Principal Executive Officer instead of the Principal Financial Officer

You stated that Form N-PX should be authorized by the Principal Executive Officer of the Funds rather than the Principal Financial Officer of the Funds.

We have submitted a revised Form N-PX to the Securities and Exchange Commission with the authorization of the Principal Executive Officer of the Funds instead of the Principal Financial Officer.  Future Forms N-PX will be authorized by the Principal Executive Officer.

Investment strategies of The Flex-funds Aggressive Growth Fund and the exposure to value oriented investments

You referenced our statement of adding exposure to value oriented investments in the discussion of Fund performance.  You wanted us to clarify the reason(s) for increasing the exposure of value investments and if doing so, if it is consistent with the Fund’s overall investment strategy.

The Fund’s investment strategy states that the advisor overweights mutual fund types that it believes represent above average market potential relative to market risk.  Because of the increasing market volatility at the end of 2008 and the associated risks evident in the market place, the advisor believed that the market leadership favored value oriented equity investments, thus justifying the Fund’s holdings.

Receivable from investment advisor on the Statements of Assets & Liabilities

You questioned the receivable from the investment advisor on the Statements of Assets & Liabilities.  More specifically, you wanted to know why it existed and if it had been paid by the advisor.

Each Fund in question had established a voluntary expense cap.  The receivable for each Fund represented the accumulated reimbursement for the month of December.  The advisor paid the amounts in January of 2009.

Interest income on the Statements of Operations

You questioned the interest income on the Statements of Operations and asked what types of securities made up the balance.

For nearly the first nine months of the year, the Funds’ daily cash positions were invested in repurchase agreements, where the income earned was treated and classified as interest income.  Near the end of September, a small amount of cash was invested in repurchase agreements for each Fund while the remaining cash was invested in The Flex-funds Money Market Fund.  At the beginning of December, the entire cash positions were invested in The Flex-funds Money Market Fund while the investment in the repurchase agreement ceased.  Therefore as of December 31, 2008, none of the Funds (with the exception of The Money Market Fund) held any investments that were earning interest income.

Return of capital distributions in compliance with Rule 19a-1 of the Investment Company Act of 1940 (written statement to accompany dividend payments by management companies)

You asked whether or not the Funds that paid returns of capital in 2008 were in compliance with Rule 19a-1 of the Investment Company Act of 1940.

None of The Flex-funds paid any classical shareholder returns of capital in 2008, however The Total Return Utilities Fund (the “Fund”) paid a return of capital derived from 2 underlying investments that are limited liability partnerships.  These partnerships generated a Form K-1, which was not available until after December 31, 2008.  The Form K-1 indicated that a portion of the payments made by the partnerships was indeed a return of capital.  During the course of 2008, it was not known that any portions of the Fund’s distributions would be a return of capital distribution, thus creating a matter that was beyond the Fund’s control.  Therefore, the only notification that was given to shareholders in 2008 was when the 1099-DIV was distributed.  The proper amount of the return of capital distribution was included in Box 3 of Form 1099-DIV as non-dividend distributions, which was the only information that the Fund was able to provide contemporaneously.  Because the limited liability partnerships remain as investments in the portfolio, we reasonably believe that a portion of the 2009 distributions will also be a return of capital for the Fund.  For each distribution made in 2009, we have included on the Fund’s confirmation statements that a part of the distribution may be a return of capital, which will be determined and reported after December 31, 2009.  When that amount is made known to us, we will report it to shareholders of record of the Fund and that report will be made on a separate paper as required by Rule 19a-1(a) and will include the source information called for by that Rule.  Although we don’t know the exact amount of the return of capital for 2009, we believe we have made a reasonable effort to notify the security holders of the potential return of capital distribution.

Principal risks associated with higher turnover stated in the prospectus

You mentioned that several of The Flex-funds had higher than average portfolio turnover ratios stated in the Financial Highlights.  Your concern was whether or not the proper disclosure of the principal risks associated with higher turnover was being included in the prospectus, and whether or not it was even necessary to include in the prospectus depending on the respective Funds’ investment strategies.

The Funds with a higher than average portfolio turnover ratio are all fund-of-funds.  The investment objectives of these Funds are pursued by investing primarily in open-end or closed-end investment companies (“underlying funds”).  Since the underlying funds are purchased and sold at net asset value, no additional brokerage commissions or transaction costs are associated with the transactions.  Hence, we do not believe it is necessary to include higher than average portfolio turnover ratios as a principal risk in the prospectus.

Transfer agent fees inclusion in the expense caps

You questioned whether the transfer agent expenses were being included in or excluded from the expense caps of the respective Funds.

The transfer agent fees are being included in the total expenses of the Funds however some of the fees were waived in 2008.  Mutual Funds Service Co., an affiliated company of the advisor, contractually waived transfer agent fees for The U.S. Government Bond Fund and The Money Market Fund during the period ended December 31, 2008.  Mutual Funds Service Co. also voluntarily waived some transfer agent fees for The Defensive Balanced Fund, The Strategic Growth Fund, The Muirfield Fund, and The Dynamic Growth Fund during the period ended December 31, 2008.

Recoupment of fee waivers

You asked whether or not fee waivers are subject to recoupment and if so, to explain the terms and disclosure amounts that could be recouped.

There is currently no written agreement permitting recoupment of fee waivers or reimbursements for The Flex-funds.

Percentage of services described in each of paragraphs (b) through (d) of Item 4 that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X

You questioned the accuracy of the percentage of services described in each of paragraphs (b) through (d) of Item 4 that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X and to make certain that it is correct on future Form N-CSR filings.

We have reviewed paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X and, after further investigation, agree that 0% (not 100%) of the services included in paragraphs (b) through (d) of Item 4 were approved pursuant to Rule 2-01 (c)(7)(i)(C) of Regulation S-X for the period ended December 31, 2008.  For future filings, we will disclose the proper percentage and will continue to review the accuracy of this Item.

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In closing, we trust that the foregoing is responsive to your comments and concerns.  If you desire any additional information, please let us know by direct contact with the undersigned.

Very truly yours,

/s/ Bruce E. McKibben
Bruce E. McKibben
Treasurer
The Flex-funds

cc:  Robert S. Meeder, Jr., James W. Didion